| For Public Inspection |
|---|

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67964 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RGM Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 West 6th Street, Suite 1510
(No. and Street)

| Austin | Texas | 78701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Fowler, Chief Financial Officer and Treasurer — 512.807.5309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Ave. | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Scott A. Fowler _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RGM Securities, LLC _____ , as of February 24 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



AIMEE ALYSSA WORK
Notary Public, State of Texas
Comm. Expires 03-04-2019
Notary ID 128428067

_____
Signature

Chief Financial Officer and Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**RGM SECURITIES, LLC**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

(For Public Inspection)

# RGM SECURITIES, LLC

## CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**EISNERAMPER**
ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To RGM Securities, LLC

We have audited the accompanying statement of financial condition of RGM Securities, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2017

# RGM SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2016**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 10,968,191 |
| Due from brokers, net | | 15,989,525 |
| Securities owned, at fair value | | 3,974,569 |
| Prepaid expenses and other assets | | 42,682 |
| Other receivables | | 111,313 |
| Property and equipment, net | | 546 |
| | $ | 31,086,826 |

### LIABILITIES AND MEMBER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Securities sold, not yet purchased, at fair value | $ | 595,387 |
| Accounts payable | | 171,369 |
| Accrued expenses | | 2,643,764 |
| Due to related parties, net | | 925,984 |
| Liabilities | | 4,336,504 |

**Liabilities subordinated to claims of general creditors**     5,000,000

**Member's equity**     21,750,322

| | | |
|---|---|---:|
| | $ | 31,086,826 |

*See accompanying notes to financial statement.*

# RGM SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENT

---

### 1. Nature of Operations

RGM Securities, LLC, a Delaware limited liability company (the "*Company*"), is organized as a manager-managed, limited liability company under the laws of the State of Delaware and is qualified to conduct business as a foreign limited liability company in the State of Texas. The Company is a wholly owned subsidiary of RGM Advisors, LLC, a Delaware limited liability company (the "*Sole Member*").

The Company's principal business purpose is to conduct proprietary trading for its own account by applying a proprietary quantitative approach to trading. The Company only trades its own capital and does not self-clear any transactions, engage in any investment banking activities or retail brokerage business, or hold funds or securities for, or owe money or securities to, any customers. The Company's trading strategies involve automated trading and investing in certain domestic and foreign financial instruments, including equities and futures contracts. In connection with these strategies, the Company generally holds positions for very short periods of time or hedges positions against market risk. The Company generally holds no material unhedged positions other than cash, cash equivalents and amounts due from brokers at the end of any trading day.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "*SEC*") and the Texas State Securities Board. The Company is also a member of the Securities Investor Protection Corporation ("*SIPC*").

### 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (*"GAAP"*).

*Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying values of cash and cash equivalents approximate fair value.

*Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

### 2. Summary of Significant Accounting Policies (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1*    Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2*    Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3*    Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

*Valuation Techniques*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day.

*Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets (generally two to five years) using the straight-line method. Amortization of leasehold improvements is provided using the straight-line method over the expected lease terms.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on a trade-date basis and realized and unrealized gains and losses are reflected in principal transactions in the Statement of Operations.

*Foreign Currency Translation*

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses denominated in foreign currencies are translated into U.S. dollar amounts using the monthly average exchange rate. Adjustments arising from foreign currency transactions are reflected on the Statement of Operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations amounted to approximately $32,000 for the year ended December 31, 2016 and are included in "principal transactions" on the Statement of Operations.

**RGM SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENT**

---

### 2. Summary of Significant Accounting Policies (continued)

*Income Taxes*

The Company is a limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Sole Member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes, but has recorded its allowed share of state taxes under the Company's Administrative Services Agreement (as defined in Note 10).

At December 31, 2016, management determined the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

*Use of Estimates*

The preparation of the financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### 3. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets that are measured at fair value as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** (at fair value) | | | | |
| **Investments in securities** | | | | |
| Common stocks | $ 3,909,569 | $ - | $ - | $ 3,909,569 |
| **Other investments** | | | | |
| Exchange memberships | - | 65,000 | - | 65,000 |
| | $ 3,909,569 | $ 65,000 | $ - | $ 3,974,569 |
| **Liabilities** (at fair value) | | | | |
| Total securities sold short, | | | | |
| common stock | $ 595,387 | $ - | $ - | $ 595,387 |
| | $ 595,387 | $ - | $ - | $ 595,387 |

At December 31, 2016, the carrying value of the Company's due from brokers (net) and other receivables approximate their fair values due to the nature of their short term maturities and negligible credit risk.

---

### 4. Due from Brokers, net

In the ordinary course of business, the Company's proprietary securities transactions, money balances and security positions are transacted through prime, executing and/or clearing brokers. The Company is subject to credit risk to the extent any of these third parties with whom it conducts business is unable to fulfill its contractual obligations. Additionally, in the ordinary course of business, the Company grants to these third parties security interests in amounts due from brokers and in securities held with them, or otherwise in their possession or control, to secure obligations to them or their affiliates. In addition, the Company's prime, executing and/or clearing brokers may grant a security interest in the Company's collateral to exchanges or other third parties to secure their obligations to such third parties.

### 5. Derivative Contracts

In the ordinary course of business, the Company utilizes derivative contracts in its proprietary trading activities, seeking income from short-term price movements. Additionally, the Company may use derivative contracts to hedge short-term price risk. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company held no derivative contract positions at December 31, 2016. The Company's primary derivative activity is the trading of exchange-traded, centrally cleared futures contracts in various markets. The exposure to derivative contracts traded by the Company is classified by the following primary underlying risks: interest rate, foreign currency, commodity and equity price risks. The Company employs automated short-term strategies to generate current income by entering and exiting positions multiple times throughout each trading day. The Company minimizes market exposure by holding modest positions for very short periods of time, generally measured in minutes or seconds. During the year ended December 31, 2016, the Company did not hold any material derivative contracts overnight, other than to hedge positions as described in Note 1. The Company monitors its positions in real time and can generally liquidate those positions immediately with minimal market impact. In addition to its primary underlying risks, the Company is also subject to counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

The Company maintains several controls around trading derivative contracts. These controls include, but are not limited to position limits built into specific trading models, as well as limits set in a proprietary order validation system. This order validation system is independent of the model limits and can enforce limits on individual instruments or across groups of instruments. The order validation system previews all orders and only routes to a futures exchange those orders that do not exceed specified limits, such as maximum order size, open position size, margin usage, and daily loss limits. The system has access controls and creates an archive of historical settings, including dates and authors of changes. The definition of risk limits via this tool is a prerequisite for trading. The Company's clearing firms also have additional controls that include the configuration and use of pre-trade risk controls offered by futures exchanges and regular post-trade reconciliations. These controls do not eliminate risk in trading derivative contracts. The controls are designed to limit losses and to reduce operational risk from unintended trading.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant or equivalent foreign commodity broker, which are included in due from brokers, net.

# RGM SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENT

---

### 6. Net Capital Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the net capital requirements prescribed by 17 C.F.R. §240.15c3-1, which requires the Company to have and maintain, at all times, a minimum net capital of at least the greater of $100,000 or the amount required under §240.15c3-1. The Company does not permit its ratio of aggregate indebtedness to net capital to exceed 15 to 1. In accordance with §240.15c3-1, no equity capital of the Company may be withdrawn by action of the Sole Member or through the payment of a distribution, nor may any unsecured advance or loan be made, if after giving effect thereto, the Company's net capital would be less than 120 percent of the minimum amount required to be maintained under §240.15c3-1. At December 31, 2016, the Company's net capital was approximately $25,362,000, which was approximately $25,262,000 in excess of its minimum net capital requirement of approximately $100,000.

### 7. Customer Protection – Reserves and Custody of Securities

The Company only engages in proprietary trading and does not: (i) receive or maintain physical possession or control of funds or securities for any customers, brokers or dealers, nor (ii) carry or maintain any accounts for any customers, brokers or dealers; therefore, the customer protection requirements under 17 C.F.R. §240.15c3-3 and Exhibit A thereto are not applicable to the Company's business. Accordingly, the Company does not maintain any "special reserve bank accounts for the exclusive benefit of customers" or "special reserve bank accounts for brokers and dealers" under §240.15c3-3, or perform computations for determination of the reserve requirements under Exhibit A of §240.15c3-3.

### 8. Concentrations

*Cash and Cash Equivalents and Due From Brokers*

The Company maintains cash balances in accounts with certain financial institutions including, without limitation, its prime, executing and/or clearing brokers. These amounts may exceed federal or SIPC insured limits. As of December 31, 2016, the Company has not experienced any losses on these accounts. The Company's management monitors the financial condition of these financial institutions; however, any potential loss from these financial institutions cannot be reasonably estimated. Accordingly, the Company has not recorded an allowance in the financial statements against the carrying values of the balances held by these financial institutions as of December 31, 2016.

### 9. Investments in Exchange Memberships

During 2016, the Company held an investment in a freely transferable membership with the Board of Trade of the City of Chicago, Inc. ("**CBOT Membership**"). At December 31, 2016 the Company held 28,750 shares of CME Group, Inc. Class A common stock ("**CME Shares**") as required for the CBOT Membership. The membership provides the Company with reduced transaction fees. CME Group, Inc. has the right to cause a sale of the Company's CME Shares to satisfy any default by the Company of its obligations to the exchange.

# RGM SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENT

**10. Related Party Transactions**

Pursuant to the Administrative Services Agreement, dated as of June 20, 2008 and amended August 1, 2016, by and between the Company and the Sole Member (as amended from time to time, the "*Administrative Services Agreement*"), the Company reimburses the Sole Member for certain employee, information and technology, occupancy, professional and consulting fees and general and administrative expenses. Expenses reimbursed by the Company to the Sole Member under the Administrative Services Agreement for the year ended December 31, 2016 were approximately $12,097,000. Amounts due to the Sole Member under the Administrative Services Agreement were approximately $926,000 at December 31, 2016 and are included in "due to related parties, net" on the Statement of Financial Condition.